PEACHY, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Peachy, Inc.
Lehi, Utah

We have reviewed the accompanying financial statements of Peachy, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Peachy, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 22, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

PEACHY, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 6,814	$ 16,330
Due from related party	-	71,319
Inventory	39,422	-
TOTAL CURRENT ASSETS	46,236	87,649
PROPERTY AND EQUIPMENT		
Property and equipment, net	8,526	-
TOTAL ASSETS	$ 54,762	$ 87,649

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 65,091	$ 2,323
Accrued expenses	-	1,114
SBA PPP loan	9,076	-
Notes payable - current portion	83,908	15,214
TOTAL CURRENT LIABILITIES	158,075	18,651
TOTAL LIABILITIES	158,075	18,651
SHAREHOLDERS' EQUITY		
Common stock, see note 7	100,000	100,000
Accumulated deficit	(203,313)	(31,002)
TOTAL SHAREHOLDERS' EQUITY	(103,313)	68,998
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 54,762	$ 87,649

See independent accountant's review report and accompanying notes to financial statements.

PEACHY, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 549,420	$ 63,265
COST OF GOODS SOLD	362,363	49,777
GROSS PROFIT	187,057	13,488
OPERATING EXPENSES		
Depreciation expense	656	-
General and administrative	152,137	25,146
Product development	2,759	1,585
Professional fees	3,718	225
Salaries and wages	146,394	15,452
Sales and marketing	10,416	2,082
TOTAL OPERATING EXPENSES	316,080	44,490
NET OPERATING LOSS	(129,023)	(31,002)
OTHER INCOME/(EXPENSES)		
Interest income	23	-
Interest expense	(43,311)	-
TOTAL OTHER INCOME/(EXPENSES)	(43,288)	-
NET LOSS	$ (172,311)	$ (31,002)

See independent accountant's review report and accompanying notes to financial statements.

PEACHY, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock			
	Shares	**Amount**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, JANUARY 1, 2020	9,000,000	$ 100,000	$ -	$ 100,000
Net loss	-	-	(31,002)	$ (31,002)
ENDING BALANCE, DECEMBER 31, 2020	9,000,000	$ 100,000	$ (31,002)	$ 68,998
Net loss	-	-	(172,311)	$ (172,311)
ENDING BALANCE, DECEMBER 31, 2021	**9,000,000**	**$ 100,000**	**$ (203,313)**	**$ (103,313)**

See independent accountant's review report and accompanying notes to financial statements.

PEACHY, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (172,311)	$ (31,002)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	656	-
(Increase) decrease in assets:		
Inventory	(39,422)	-
Increase (decrease) in liabilities:		
Accounts payable	62,768	2,323
Accrued expenses	(1,114)	1,114
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(78,104)	271
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(9,182)	-
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(9,182)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SBA PPP loan	9,076	-
Issuance of notes payable	68,694	15,214
CASH PROVIDED BY FINANCING ACTIVITIES	77,770	15,214
NET INCREASE (DECREASE) IN CASH	(9,516)	15,485
CASH AT BEGINNING OF YEAR	16,330	845
CASH AT END OF YEAR	$ 6,814	$ 16,330

	2021	2020
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 43,311	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Peachy, Inc. (the "Company") was incorporated in the State of Utah on March 26, 2019. The Company specializes in pre-workout pods that are conveniently individually wrapped in a "cellulose" package that is safe to consume. Additionally, the Company offers a variety of favors based on popular candy and adult beverages like peach rings, grape jolly, watermelon sour candy, Lemon Drop Martini, Strawberry Daiquiri, Piña Colada, and multiple other flavors to enjoy.

Going Concern
Since Inception, the Company has relied on funds from notes payable and issuance of common stock to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021 and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company had no accounts receivable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, and 2020, the balance of inventory related to finished goods was $39,422 and nil, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Utah.

1. <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling pre-workout pods and clothing. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $549,420 and $63,265 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021 and 2020:

Property and equipment at cost:	2021	2020
Office Equipment	$ 9,182	$ -
	9,182	-
Less: Accumulated depreciation	656	-
Total	$ 8,526	$ -

4. Due From Related Parties

At inception, founders of the Company agreed to purchase 9,000,000 shares of common stock, in the Company for $100,000. As of December 31, 2021, all amounts due to the Company, in exchange for the common stock has been paid in full.

5. Notes Payable

Debt consisted of the following at December 31, 2021 and 2020:

	2021	2020
Contract note payable; interest at 8% per annum, maturing in 2021, daily repayment rate of 10% of sales, with 60 day payments of $6,840, collateralized by Company assets.	$ -	$ 5,414
Contract note payable; interest at 12% per annum, maturing in December 2021, daily repayment rate of 18% of sales, collateralized by a Company sales.	-	9,800
Contract note payable; interest at 8% per annum, maturing in November 2022, daily repayment rate of 10% of sales, with 60 day payments of $6,840, collateralized by Company assets.	24,152	-
Contract note payable; interest at 21% per annum, maturing in May 2022, weekly payment of $696, collateralized by Company assets.	13,916	-
Contract note payable; interest at 99.83% per annum, maturing in March 2022, daily payment of $205, collateralized by Company assets.	26,278	-
Contract note payable; interest at 66% per annum, maturing in November 2019, daily payment of $252, collateralized by Company assets.	19,562	-
	$ 83,908	$ 15,214
Less: Current portion of notes payable	83,908	15,214
Long term portion of notes payable	-	-

Maturity of the notes payable is as follows:

December 31, 2022	$ 83,908
	$ 83,908

6. SBA PPP Loan

In 2021, the Company received loan proceeds of $9,076 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

7. Equity

Preferred Stock
Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 90,000,000 shares at no par value per share. As of December 31, 2021 and 2020, no shares of Preferred Stock have been issued and none are outstanding.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at no par value per share. As of December 31, 2021, and 2020, 9,000,000 shares have been issued and are outstanding.

8. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on March 26, 2019 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9. Subsequent Events

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The intermediary will be entitled to receive a 7.5% commission fee.

Managements Evaluation

The Company has evaluated subsequent events through April 22, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.